Drinker Biddle & Reath LLP
One Logan Square, Suite 2000
Philadelphia, PA 19103
(215) 988-2700 (Phone)
(215) 988-2757 (Facsimile)
www.drinkerbiddle.com

May 2, 2017

VIA EDGAR CORRESPONDENCE

Mr. Jeffrey A. Foor
Senior Counsel
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Partners Group Private Income Opportunities, LLC, (File Nos. 333-213376; 811-23188) (the “Registrant”)

Dear Mr. Foor:

The following responds to the comments we received from you on regarding the above-referenced Pre-Effective Amendment to Registrant’s Registration Statement on Form N-2 (the “Post-Effective Amendment. Unless otherwise noted, page references in our letter reflect internal citations in the documents. Our responses follow your comments.

1.	Comment: In Footnote 6 to the Fee Table, please disclose the initial date of the Expense Limitation Agreement.

Response: The requested language has been added.

2.	Comment: Please confirm the example calculations for the 3, 5 and 10 year periods.

Response:  The Registrant has confirmed the calculations.

3.	Comment: Please state whether the Fund has any deferred offering costs as discussed in the Financial Statements. Please disclose how the Fund will account for any deferred offering costs.

Jeffrey A. Foor
May 2, 2017

Response: The Fund has incurred offering costs of $108,255. These costs were accounted for as a deferred charge until the Fund begins operations and will be amortized over twelve months. This disclosure has been added to the registration statement.

We trust that the foregoing is responsive to your comments. Questions and comments concerning this filing may be directed to the undersigned at (215) 988-2697.

Very truly yours,

/s/ Jay S. Fitton
Jay S. Fitton